Exhibit 99.1

Troutman Pepper Hamilton Sanders LLP 401 9th Street NW, Suite 1000 Washington, DC 20004 troutman.com

February 8, 2022

Consent of Troutman Pepper Hamilton Sanders LLP

We hereby consent to the reference to our name on the face page and under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinion under the heading “Certain U.S. Federal Income Tax Considerations”, in the prospectus supplement dated February 8, 2022 relating to the offering by Cardiol Therapeutics Inc. of Class A common shares upon exercise of Class A common share purchase warrants of Cardiol Therapeutics Inc., which forms part of the Registration Statement on Form F-10 (File No. 333-262342). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Troutman Pepper Hamilton Sanders LLP